Exhibit 99.4

Telkom SA Limited

Analyst open day
April 6, 2006

www.telkom.co.za/ir

All statements contained herein, as well as oral statements that may be made by us or by officers, directors or employees acting on behalf of the Telkom Group, that are not statements of historical fact constitute “forward-looking statements”
within the meaning of the US Private Securities Litigation Reform Act of 1995, specifically Section 27A of the US
Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-
looking statements, including, without limitation, increased competition in the South African fixed-line and mobile communications markets; developments in the regulatory environment and further liberalisation of the telecommunications market; continued reductions in Vodacom’s and Telkom’s net interconnect margins; Vodacom’s and Telkom’s ability to expand and make investments in other African countries and the general economic, political, social and legal conditions in
South Africa and in other African countries; Telkom’s ability to attract and retain key personnel; Telkom’s inability to appoint a majority of Vodacom’s directors and the consensus approval rights at Vodacom that may limit Telkom’s ability to implement its preferred strategies; Vodacom’s continued payment of dividends or distributions to Telkom; Telkom’s ability to improve and maintain its management information and other systems and internal control over financial reporting;
Telkom’s negative working capital; changes and delays in the implementation of new technologies; Telkom’s ability to reduce theft, vandalism, network and payphone fraud and lost revenue to non-licensed operators; health risks related to mobile handsets, base stations and associated equipment; Telkom’s control by the Government of the Republic of South
Africa; the outcome of regulatory, legal and arbitration proceedings, including tariff approvals and the outcome of Telkom’s hearing before the Competition Commission related to the VANs litigation, its proceedings with Telcordia Technologies
Incorporated and others; Telkom’s ability to negotiate favorable terms, rates and conditions for interconnection services;
Telkom’s ability to implement and recover the substantial capital and operational costs associated with carrier pre-selection, number portability and monitoring and interception; Telkom’s ability to comply with the South African Public Finance
Management Act and Public Audit Act and the impact of the Municipal Property Rates Act; fluctuations in the value of the
Rand; the impact of unemployment, poverty, crime and HIV infection, labor laws and exchange control restrictions in South
Africa; those risks identified under the caption “Risk Factors” contained in Item 3. of Telkom’s most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission (“SEC”) and its other filings and submissions with the
SEC available on Telkom’s website at www.telkom.co.za/ir; and other matters not yet known to us or not currently considered material by us. You should not place undue reliance on these forward-looking statements. All written and oral forward-looking statements, attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date hereof either to conform them to actual results or to changes in our expectations. This presentation may contain certain non-GAAP financial measures. Reconciliations between the non-GAAP financial measures and the GAAP financial measures are available on the company’s website at www.telkom.co.za/ir

Cautionary statement on forward looking statements

Strategic overview
Papi Molotsane

Papi Molotsane

Chief Executive Officer

Group overview

Group structure

The

Government of
South Africa

38.5%

PIC Investment

Corporation

10.6%

Elephant

Consortium

5.6%

Free float

41.0%

Treasury shares

4.3%

Telkom Directory

Services

64.9%

Swiftnet

100%

Subsidiaries

Joint venture

Vodacom Group

50%

Group overview

Key strengths

One of the most influential ICT players in South Africa

Unmatched scale and capabilities

Exceptional historical financial performance and cash generation

Strong leadership and quality employees

A new strategy to adapt to changes in environment

43,117
21,338
23,468
Mar 31 '05
Sep 30 '04
Sep 30 '05

40.6%
40.6%
44.5%
Mar 31 '05
Sep 30 '04
Sep 30 '05

26.8%
53.6%
44.1%
Mar 31 '05
Sep 30 '04
Sep 30 '05

19,022
7,604
8,826
Mar 31 '05
Sep 30 '04
Sep 30 '05

1,274.1
674.8
776.8
Mar 31 '05
Sep 30 '04
Sep 30 '05

19.3%
5.3%
12.6%
Mar 31 '05
Sep 30 '04
Sep 30 '05

Group net profit drivers

Group Revenue (ZARm)

EBTDA margin (%)

Net debt to equity (%)

Cash flow from
operations (ZARm)

HEPS (cents)

Return on assets (%)

Sep not annualised

Key challenges

Increasingly complex technology and products

More informed and demanding customers

Tighter and rapidly changing regulations

  Cost-based pricing by the Regulator

  Electronic Communications Bill

Growing competition

  SNO becoming operational during the year

  The introduction of carrier pre-selection

  VANS being able to utilise VoIP

Slowing mobile growth

Telkom Brand Champion
Customer Service Excellence
Functional Expertise
Interpersonal Relations
Innovation
Continuous Improvement
Deep Customer Insight and Understanding
Customer needs driven teamwork
Customer Commitment
Self-Awareness and Self-Management
Embrace Diversity

    Results Driven

Focused
Delivery

Empowering Leadership

Inspire our
People

Change Agent

Obsessed
with
Customer
Satisfaction

We act with

honesty and

integrity

We will

promote an

entrepreneurial

and

innovative

spirit

We are proud and
passionate about
what we do

The Telkom way

Analyzing Customer
Needs

Our vision is to be a leading customer and employee centred ICT solutions service provider

Values

We are

performance

driven

We
treasure

diversity

Our 5 strategic pillars
Enhancing customer satisfaction through customer centricity
Retaining revenue & generating growth
Engaging Telkom's people
Evolving to a NGN, to support profitable growth through prudent cost management
Repositioning Telkom stakeholder management to create healthy external relationships

Positioning Telkom as a leading ICT solutions provider

Revitalised focus on our customers and employees

Group priorities

Customer centricity

Enhancing customer satisfaction through customer centricity

Aim to consistently “delight” customers

Revenue retention and growth

Retaining existing revenues and growing new revenue streams

Employee engagement

Engaging employees to build a performance culture

Strong focus on customer satisfaction and accountable delivery

Next Generation Network

Upgrading the network to grow new revenue streams

Stakeholder management

Repositioning Telkom stakeholder management to create healthy external relationships

Regulatory environment is a key area of stakeholder engagement

Cost management

Proactively managing costs to provide fuel for growth

Telkom by 2010: targets

To be a leading customer

and employee centered
ICT solutions service

provider

Financial

Organisational

50% - 55% positive employee
engagement score

Top 10 employer of choice in SA

20% executive leadership rotated /
refreshed annually

90% retention of top talent

Significant improvement in
customer satisfaction score
in SA

Considerable improvement in
stakeholder relationships

Attain a full ICT-capable NGN
network

ICT market leader in three
countries outside SA

Operational

Strategic

Employee expenses to revenue: 20% -22%

EBITDA margin: 37% - 40%

Capex to revenue: 18% -22%

Debt to equity ratio: 50% -70%

Revenue retention and growth
Wally Beelders

Wally Beelders

Chief Sales and Marketing Officer

Revenue retention and growth

ROA (after nominal tax rate)

EBITDA margin

Operating revenue

DSL services

Progress on equity investment
in IT company

Create growth opportunities beyond SA borders & develop new-age offerings in existing (transforming) markets in order to supplement diminishing revenue streams with new ones

Strategy definition

Strategic objective & 2010 goal

Measures

Aggressively growing data &
converged IP services

Increasing DSL penetration to
20% of lines by 2010

Building a leading SA ICT
business

Expanding outside SA

Growth areas fall into three growth horizons

Three horizons growth initiatives

Horizon 1

Horizon 2

Horizon 3

Performance

parameter

Time

Generate ideas and
options that will
ensure the company’s
longer term future e.g
international
expansion Africa

Build emerging
businesses that
will drive medium
term profit growth
e.g mobile & ICT

Extend and defend
core profit generators
e.g

Broadband/ADSL

Revenue

Telkom’s revenue impacted by

Price adjustments to meet customer expectations & regulatory requirements

Volume losses to new competition from SNO, VANS & ISP’s

Mobile substitution

Cannibalisation of national voice traffic by accelerated DSL rollout

Wholesale business (interconnect) from new market entrants

Tariff rebalancing

Line growth in business market segment

Accelerated DSL rollout & IT capability

Subscriptions & connection revenue impacted by:

Tariff rebalancing

Volume driven by expansion in business segment

CPE rental resulting from end-to-end product offerings

Market share losses to SNO, VANS & ISP’s

Traffic revenue impacted by:

Tariffs on mobile outgoing, long distance & local standard-time products

Cannibalisation of voice traffic by accelerated DSL rollout

SNO entering market

Mobile substitution

Discounts on bundled packages

Settlement rates in mobile & international voice products

Traffic volume

Revenue

Wholesale revenue impacted by:

New revenue from domestic fixed- line interconnect & co-location with SNO

Effect of regulatory cost-based pricing (FAC / LRIC) in international incoming
& mobile interconnect products

Data revenue impacted by:

Rollout of DSL product range

Accelerated rollout of DSL access

E-business demand

Demand for VSAT satellite connectivity

Demand for IP dial-up services

Demand for VPN product

New business from SNO, VANS & ISP’s (accelerated rollout of DSL)

National & mobile links

Legacy leased lines (Diginet) demand

Text services such as telex and telegrams

Revenue

Introduce next generation data services (Metro Ethernet, SHDSL)

Increase DSL penetration to 20% of fixed-lines by 2010

Introduce higher speed DSL services

Introduce enterprize VoIP products (IP Centrex, IP contact centers, PBX
Connect, IP PBX)

Increase VPN market penetration (VPN Supreme, Easy VPN)

Introduce bandwidth on demand services

Broadband bundles

Key strategies
Growth of data and converged IP Services

Enhance current ISP (core system upgrade, integrated billing, automated value added services)

PC Bundles and other lifestyle enabling packages

Introduce rich media content (IPTV, VOD)

Introduce Triple play services

Grow IT capability

Organic IT growth

IT Acquisition

Expand wholesale (SAIX) internet offerings (i.e. Dial, DSL and
Bandwidth products)

Key strategies
ISP related services

Leverage WiFi and WiMax voice portability opportunity

Dual mode handsets

Wireless home

Vodacom synergies (e.g. Call Centre cross selling, Single Bill)

Key strategies
Fixed-mobile opportunities

New enhanced voice services (Voice of Broadband, Enhanced Voice Mail,
Web/Audio Conferencing)

Calling plans and bundles that promote fixed line usage i.e.Telkom Closer

Grow ISP usage

Aggressive broadband growth

Introduce customer self service options

Market benefits of fixed line products (value proposition)

Key strategies
Promote increased network usage and market new services to existing customers

Introduce facilities based services, i.e. Telehousing, co-location and connectivity

Global IP VPN interconnection

Grow hubbing of international traffic

Grow international call center services

Grow clearing house revenues

Key strategies
Grow selected markets and maximise revenue

Growth opportunity: Africa expansion

Internationally stringent investment criteria

Focus on countries and businesses where Telkom can add value and make financial sense

Geographic focus: Sub-Saharan Africa

Business focus: Fixed and mobile, data and voice

Fixed only if with exclusivity of a period of less than 5 years

Vehicle: Equity stakes, JV’s and management contracts

Equity only of greater than 50% if less management contract

Become an ICT player serving enterprise customers,
rather than a low-cost provider

Benefit from growing ICT business

Enhance skills and customer relationships in:

Data Centre Operations (DCO)

Customer Premises Operations (CPO)

Acquisitions

Growth opportunity: ICT sector

Natural area for growth and underdeveloped in SA
(SA BB penetration is very low vs. developing countries with similar GDP p/capita)

Focus on channels, price and speed to drive penetration

Customer segmentation strategy

Automatic validation and promoting self installations

20% of fixed-line penetration

Growth opportunity: DSL

Customer centricity
Reuben September

Reuben September

Chief Operating Officer

Vodacom
83.3
MTN
81.6
Cell C
79.9
Telkom
70.7
Telecommunications Cellular
81.7
SA Telecommunications ALL
79.2
Fixed Lines American Customer Satisfaction Index
70.0
Wireless Lines American Customer Satisfaction Index
63.0
50
60
70
80
90

SAS Index™
Telecom 2005 - Ranking

Gap between actual performance and industry average = 8.5%

Customer centricity

Achieve a statistically
significant improvement

in the SA customer survey

index performance
year- on-year

SA customer satisfaction index
  results

Telkom annual CSM (overall quality)

Customer service fulfillment index

Customer service assurance index

Develop a customer centric culture that permeates the entire organisation,
i.e. people, processes & systems, with the objective of making Telkom the customers’ service provider of choice in the ICT market

Strategy definition

Strategic objective & 2010 goal

Measures

Customer Centricity
EMPLOYEES
NETWORKS
BRAND
PRODUCTS & SERVICES
PRICING
COMMUNI-CATION
People
Culture
Leadership
Organisation
Availability Scale
Reliability SLA's
Usability
Systems i.e. NGOSS
Brand Promise
Value
Image
Relevance
Partnerships
Packaging Extension of Value Prop
IP Based Products & Services
VAS
Broadband
Competition
Packaging
Regulation
Stakeholder Management
Customer Interfaces
ICASA/DOC

Customer centricity strategy

Pricing

Source: Annual CSM 2005/6 and SACSI 2005

Satisfaction drivers

Competitive comparable tariff packages

Quality of billing (accuracy and timeliness of bills)

Perceived level of Telkom prices for

local calls

national calls

line rental

data

Pricing

Initiatives

Pricing strategy impacted by regulatory filings

Continuous review of broadband prices

Rebalancing of tariffs

Moving from minutes of use to annuity based e.g. Telkom Closer

Value based packages and bundles e.g Telkom Closer.

Improving the quality of the billing system

Validation of integrity of bill

Timeous delivery of bill

Products and services

Satisfaction drivers

Communication sufficient knowledge of products and services

Availability of products and services where and when required

Reliability of products and services

Appropriate range of products and services

Adding value to customer lifestyle and meeting business needs

Technologically advanced

Competitiveness with similar products and services in the market

Cost-effective, i.e. the value proposition

Innovative (first to market)

Usability (customer friendly)

Source: Annual CSM 2005/6 and SACSI 2005

Products and services

Initiatives

Broadband

Innovative bundling, branding and positioning of broadband access and value added services and products

Increased focus on younger market

Bundling of access, fast internet and home gateway (internet, VoIP and later TV) to provide complete one stop triple play solution

Web portal/page with BB branded value added services and content and self service capability (Media Mate)

New products:

Voice over broadband calling plans

Rich content (music, VOD, Gaming (phase 1), Multi choice video on demand, M-net on demand)

IPTV

Bandwidth on demand

WIMAX products

Gated communities: Triple play

Products and services

Initiatives

VAS and CPE

Improve awareness for Telkom VAS and CPE.

ISP

Implement a consolidated interface (EvolutionWare) for customers and commercial centres on
TelkomInternet

This will enable customer self-provisioning, self-administrating services and automated activation processes for services such as Web hosting and DNS

IT Services (through acquisition, insourcing, outsourcing.)

Provide total end to end solutions e.g

Customer Premise Operations

PC Business Bundles

Hardware Support & Installation

Telkom LAN Care

Desktop Outsourcing

Office Automation

Data Centre Services

Software as a service (SaaS)

Utility Hosting

Security on Demand

Message Suite

-
-
-
-
-
-

-
    -
    -
        -
        -
        -
-

Brand

Satisfaction drivers

To what extent does the Telkom brand personify Telkom as

Efficient

Knowing customer needs

Reliable

Highly respected

Professional

Really cares about its customers

Initiatives

Increased visibility

Telkom Brand drivers –  Value, Quality, Price

Transformation into a single Service Aggregation Organisation.

Migration from Narrowband to Broadband

Migration from connectivity to value add

Migration the system to a new generating network

Evaluate Sponsorship opportunities

Communication

Satisfaction drivers

Keeping the customer informed regarding Telkom in general

Telkom’s track record in delivering on advertising promises

Keeping the customer informed regarding Telkom products and services

Keeping the customer informed regarding communication technology

Keeping the customer informed regarding government rules, regulations and policy

Keeping the customer informed of progress regarding order, fault or query

Initiatives

Motivational information on customer service: e.g. share case studies on excellent customer service, encourage culture of ownership etc

Brand Champions: A dedicated programme aimed at employees to sign-up and become representatives of the Telkom brand (i.e. truly understand and support the
Telkom Brand)

Edutainment Video Walls in Call Centres to provide call centre agents with up to date and relevant information

Redesign website for Call Centre agents to serve as a central point of entry for all relevant information

Internal barometer to measure progress towards improved customer centricity

Customer interface

Satisfaction drivers

Length of time in queue

Knowledge, skills, competencies

Time taken to attend

Initiatives

Resources to accommodate peaks and valleys and new outlets

Extended business hours as market requires

Distribution, accessibility and location of outlets

Best practice training staff, techniques, material and modes

Align competency of staff to requirements of job

Total view of customer profile/account – informed decisions

One entry point into back office support re enquiries/complaints

Channel optimisation throughout Telkom

Network

Satisfaction drivers

Time taken to install order / repair fault

Ability to deliver quality work

Attitude and courtesy of technician

Communication of progress

Initiatives

Fulfillment Initiatives

Network pre-provisioning

Pre-fulfillment

Self install

Pro-active customer communication (appointment management)

Assurance Initiatives

Network reliability & rehabilitation

Broadband testing systems

Call centre operations enhancements

Customer self enablement

Old technology replacement program

OSS

Enhance system capabilities

Provide Next Generation OSS

Deliver on CRM

Streamlining of ordering and repair business processes

Employees

Satisfaction drivers

Access to the right person

Willingness to go the extra mile

Quality of feedback received

Respond to requests in a reasonable time

Employee related initiatives to improve customer satisfaction

People

Re-align staff for best-fit

Revise rewards and recognition with an emphasis on customer service excellence

Align training and development with a focus on customer service excellence

Performance measures to drive customer centric behaviour

Culture

Team Dialogues on company Strategy, Vision, Values and Behaviours

Re-align Leadership to customer centricity objectives with specific focus on

Behaviour and Rolemodelling

Capability

Functional Customer Service Skills

Organisation

Transformation across value chain

Next generation networks
Pierre Marais

Pierre Marais

Managing Executive:
Network Infrastructure Provisioning

Key drivers

Lifestyles

Technology revolution

Customer service demands

Regulation

Changing Business Models

Service customisation

Efficiencies

Flexibility

Rapid deployment of new services

Customer self help / configuration

Cost reduction

New services

✓	✓
	✓	✓
	✓	✓
	✓	✗
	✗	✓
	✓	✓
	✓	✓
	✗	✓
	✗	✓
	✗	✓
	✗	✓
	✗	✓
	✗	✓
	✓	✓
	✓	✓
	✓	✗
	✗	✓
	✗	✓
	✗	✓
	✗

The NGN opportunity

Video on demand

IPTV

Web conferencing

Video conferencing

Multiparty calling

Interoperability between various media creates new
user experience

Conferencing anytime at minimum costs through flexible
administration of bandwidth

Multimedia

Voice service

5 nine reliability

Caller ID

E-911

Hosted PBX

New VPN services are more cost efficient and gaining
market share

IP allows rapid deployment and flexible pricing for a
broader range of applications

Hosted IP-PBX services are more cost-efficient than small
on-site analogue PBXs (investment, maintenance) and less
expensive than legacy centrex offerings

Voice services

Broadband

QOS (Latency)

Global number

Fixed Line

Differentiation

Fixed & Mobility

Features

Specific services

NGN impact/ advantages

Constant Bit Rate

Internet

Unified messaging

Instant messaging

Data services

IP allows rapid deployment and flexible pricing for a
broader range of applications

Interoperability between various media creates new
user experience

                  *IVR Interactive voice response

More convenience through new user experience

Ubiquitous access to centrally administered directory data,
e-mail, etc.

Ability to use your landline phone and phone number
anywhere with an IP connection (“follow-me” service)

Freedom of choice

NGN

Tradi-
tional

EXAMPLE

What is an NGN: the ITU/ATIS definition

Packet-based transfer

Separation of control functions among bearer capabilities, call/session, and application/ service

Decoupling of service provision from network, and provision of open interfaces

Support for a wide range of services , applications and mechanisms based on service building blocks (including real time/ streaming/ non-real time services and multi-media)

Broadband capabilities with end-to-end QoS (Quality of Service)

Interworking with legacy networks via open interfaces

Generalised mobility

Access to different service providers, independent of any access or transport technology.

A variety of identification schemes

Unified service characteristics for the same service as perceived by the user

Converged services between Fixed/Mobile

Independence of service-related functions from underlying transport technologies

Support of multiple last mile technologies

Compliant with all Regulatory requirements, for example concerning emergency communications, security, privacy etc

Voice
Content and Media Mate
Internet
VPN
Broadband Access
Mobility
IP Centrix
PBX Connect
NGN voice and VoIP
Bandwidth on Demand
Intranet & Voice over broadband
Triple Play, Content, streaming, IPTV, VoD
SAIX
VPN Supreme
VPN Clear & EasyVPN
LAN Care
Metro Ethernet
ADSL & SHDSL
WiMAX
MVNO

Primary product domains & services enabled by NGN

Converged
IP Services

NGN challenges

Plethora of enabling technologies

Obsolete technologies

OSS, BSS and Network Management Systems

NGN Services

Cost of implementation & migration

Skills

No implementation blue print, each case is unique

South African hype curve of technology

Less than 2 years

2 to 5 years

5 to 10 years

More than 10 years

Here today

Note: Telkom acknowledges that the hype curve is intellectual property of Gartner

Plateau of
productivity

Slope of
enlightenment

Trough of
disillusionment

Peak of inflated
expectations

Technology
trigger

Auto QoS

4G

3G

IPv6

Circuit Emulation
/ IP

WiFi

Service Orientated Architecture

Deep packet
inspection

ADSL

SHDSL

MPLS

IPSec

ATM

FR

DWDM

ISDN

Generalized  MPLS

Packet
/ SDH

High Speed Downlink
Packet Access

WiMAX

Any Transport
over MPLS

Metro Ethernet

Next Generation-SDH

Softswitch

IMAX

Ethernet + ATM
DSLAM

IP Multicast

South African hype curve of service offerings

Less than 2 years

2 to 5 years

5 to 10 years

More than 10 years

Here today

Note: Telkom acknowledges that the hype curve is intellectual property of Gartner

Plateau of
productivity

Slope of
enlightenment

Trough of
disillusionment

Peak of inflated
expectations

Technology
trigger

Speech Recognition
for Telephony

Enterprise /
VPN VoIP

Video
conferencing

Urban nomadic access

Bandwidth on
Demand

Broadband
Internet

Virtual Private Networks

Managed Services

Video on Demand

Intelligent Villages

IPTV

Video Surveillance

Unified
Services
Portal

Fixed line SMS

QoS

IP Centrex

PBX Connect

Intelligent wireless
home networks

Hosted IP Contract Centre

Media Streaming

Usage based billing

Visual Eyes

Voice / BB

Triple Play

Quadruple play

Voice / WiFi

Unified Messaging

Unified Communications

Management
Legacy data
Broadband
Network
Enterprise
IP
POTS
Wireless
Laptop
Camera
Mobile
iPod
Device
PDA
Credit card
Phone
Broadcast
Voice
Content
Service
Video
Data

Convergence occurs primarily on 3 layers

IP makes convergence happen

Single sign-on

Access Agnostic

Simplified
Converged
Applications

…

Unified data &
customer view

All IP full service
architecture

Technologies
facilitating
inter-working

AToM

WiFi-SIP UMA

GMPLS

IP QoS
VPN’s

USER

DEVICE

SESSION

APPLICATION

SUPPORT
SYSTEMS

NETWORK

TECHNOLOGY

ERP over
Data

Voice
(PSTN)

…

Content &
Broadcast

Voice

(Mobile)

Remote

Worker

Enterprise

Residential

DSL

IP Network

Ethernet

Current     2009

Wireline

Physical Aggregation

Integrated & Intelligent

High Speed, Service Agnostic

Small

Office

Service Enablers

WiFi

Satellite

NGSDH & Metro WDM

Wireless

NGSDH & DWDM

Core

Customer

OSS

Hosting

Security

IN

NIVR

ESP

Soft-switch

SMSC

AAA

DNS

Cache

Application Capable Full Service Architecture

ATM

Frame Relay

Diginet

PSTN

WiMax

Media & Applications

ATM

SDH

By 2010

Application Capable Full Service Architecture

Remote

Worker

Enterprise

Residential

DSL

IP Network

Ethernet

Wireline

Physical Aggregation

Integrated & Intelligent

High Speed, Service Agnostic

Small

Office

Service Enablers

WiFi

Satellite

NGSDH & Metro WDM

Wireless

NGSDH & DWDM

Core

Customer

OSS

Hosting

Security

IN

NIVR

ESP

Soft-switch

SMSC

AAA

DNS

Cache

WiMax++

Media & Applications

HSS

IMS

CSCF

Evolution to a next generation network

Strategy

Evolutionary approach through incremental roll-out of NGN

Introduce NGN capacity

Replacement of legacy networks through:

Platform optimisation and reduction

Complete replacement of high cost & out-of-life networks

Objectives and 2010 goals

Attain an ICT-capable NGN network

Migration to an IP-based NGN will enable Telkom to provide a new range of services and converging voice, data and video as a means of generating incremental revenues

Network consolidation creates opportunities for significant cost savings

Stakeholder management
Mandla Ngcobo

Mandla Ngcobo

Chief Corporate Affairs

Implement a coherent framework to
reposition Telkom’s stakeholder
management in order to create healthy
relationships & improve Telkom’s
reputation

We aim to improve stakeholder
management & effectively manage
stakeholder risk, with specific
emphasis on regulatory risk

Stakeholder engagement

Improvement of reputation through
perceptions (Reptrack survey)

BEE procurement spend as % of
total spend

Ranking in Empowerdex BEE survey

Effective management of stakeholder relationships is key to corporate reputation management.  There are several key strategic stakeholder groupings that play a critical role in influencing Telkom’s reputation & trade-offs are at times required

Strategy

Strategic objective & 2010 goal

Measures

Analysis & management of stakeholders

Position

What is the individual stakeholder’s stated preferred position on the issue?

Salience

How important is this issue to the stakeholder, relative to other issues they may be facing?

Influence

How influential is this individual stakeholder in shaping the extreme of the issue?

Quality of
relationship

How strong & close is the client's relationship with the other stakeholders?

A comprehensive stakeholder engagement plan with timelines and responsibilities has been formulated on each issue

Quantification of issues to enable informed, fact-based discussion

Level of
quantification

Analysis required

Objectives

High-level impact assessment

Identify key regulatory levers

Quantify impact on Telkom
revenue

Prioritise regulatory issues

Identify overall threat to
Telkom

Granular regulatory quantification

Identify each sub-element
affecting the impact of a lever
(i.e., price, qualification etc.)

Detailed quantification of each
element

Identify necessary/critical
engagements

Enable effective stakeholder
engagement

This has been our focus to date

We need to invest more resources here

Understanding
the  value of
each option
enables
meaningful
stakeholder
engagment

Telkom’s approach to regulation centres around
four critical steps

Understand stakeholders in detail

Negotiate, communicate

Develop comprehensive
engagement plans

Rigorously quantify financial impact

1

2

3

4

Expanding current regulatory functions and capabilities

Activities

Regulatory
economics

Financial modelling for

Telkom

Competitors

Stakeholder
management

Identify relevant
stakeholders

Rigorous mapping of
stakeholders

Develop engagement plans

Legal & regulatory
operations

Identify regulatory issues

Coordinate regulatory
operations

Manage submission process

Ensure commercial
compliance

Commercial expertise on
Telkom value drivers

Strong financial & analytical
skills

Close working with Regulation,
Communications & Strategy

Strong relationship with
Marketing & Product
Development

Strong regulatory expertise

Capabilities

Employee engagement
Charlotte Mokoena

“Unleashing our People’s potential…
                                        …Unlocking Value”

Charlotte Mokoena

Group Executive: Human Resources

HR’s value proposition

          Profitability

          Customers

           Employees

Leadership

Value Creation

Organisational Culture

Employee Interventions

Management, 3036, 12%
Specialists, 4668, 18%
Operational, 17871, 70%

Executive Leadership 4%
Frontline Leadership 96%

People profile

Management

Source: SAP HR, 31 March 2006

Telkom

0
10
20
30
40
50
60
70
80
90
58
58
88
42
42
12
Black
White

0
10
20
30
40
50
60
70
80
75
66
48
25
34
52
Male
Female

0
5
10
15
20
25
30
35
40
39
15
Average Age
Average Tenure

Company performance: people

Race

Gender

%

%

ISETT

Telkom

%

South Africa

Source: Labour Force Survey, Stats SA, Sep’05

Research: ICT Skills needs (March 2005)

SAP HR, 31 March 2006

60
50
40
30
20
10
0
10
40
30
20
53
6
5
3
Grade 12
Diploma/Cert
B Degree & Up

Post Degree
Degree
Diploma
Certificate
<=Matric
3716
18 135
46072
64758
69 168
0
20000
40000
60000
80000

Qualifications

%

Telkom

%

South Africa

ISETT

Source: Labour Force Survey, Stats SA, Sep’05

Research: ICT Skills needs (March 2005)

SAP HR, 31 March 2006

Key people indicators

Succession Planning

Executives = 28 of a pool of 91 Executives  (31%)

Senior Management = 46 of of a pool of 354 Senior Managers  (13%)

Retention

109 Employees on retention

Recruitment

2005/6 = 686 new employee (2.5%)

5 Year Average = 1.7%

Resignation

2005/6 = 827 (3%)

Natural Attrition

2005/6 = 1113 (4.1%)

5 year Average = 5.2%

Promotions

2005/6 = 1460 (5.4%)

4 year Average = (5.6%)

Strategic deliverables

Revitalise staff morale and improve positively engaged employees’ scores from 46% to between 50% and 55% by 2010

Position Telkom as an employer of choice in the ICT labour market, achieving a top 10 grading in Deloitte and Touche’s annual “Best Company to Work For” survey by 2010

Build competencies, recruit talent, expand capacity and organisational capabilities to support and enable the Company success

Critical next steps

Employee Engagement and Employer of Choice

Career Management

Personal Development

Management retraining (Program in Management Excellence)

Revitalise Employee Recognition Programme

Entrench Company Vision, Values and Strategies through Team
  Business Dialogues

Performance and Productivity

Revise Leadership Behavioural model and entrench through
Team Business Dialogues

Quarterly measurements via Telkom’s Performance
Enhancement Process (PEP)

Management of poor performance

Revise Reward and Recognition Programme and align to
Strategy

Headcount Management and Skills Distribution Process

Critical next steps…

Critical next steps…

Build employee competencies and enhance
leadership capability

NGN/IP/Broadband Skills

Customer Service Skills

Quarterly Talent Management Forum and accelerate/refresh

  leadership development

Telkom Brand Champion
Customer Service Excellence
Functional Expertise
Interpersonal Relations
Innovation
Continuous Improvement
Deep Customer Insight and Understanding
Customer needs driven teamwork
Customer Commitment
Self-Awareness and Self Management
Embrace Diversity

Key HR enablers (systems)

    Results driven

Focused
Delivery

Empowering Leadership

Inspire our
People

Change agen

Obsessed
with
Customer
Satisfaction

We act with

honesty and

integrity

We are

performance

driven

We will

promote an

entrepreneurial

and

innovative

spirit

We are proud and
passionate about
what we do

Analyzing Customer
Needs

Values

We
treasure

diversity

Telkom’s Behavioural Model

360 multi-rater model
and feedback process
as official part of
performance measures

Key HR enablers (systems)…

The main focus of the Retention Programme is to retain critical skills in key areas of the business where there is a shortage of critical skills

Restraint

of Trade

Skills

Transfer

Up-front
payment of
retention
incentive

Three Pillars of
the Retention
Programme

Telkom Workforce

Solid Workforce

Executive

Leadership

Management

Operational Staff

Manage poor
performance

Defining Talent Management

Top Talent Management (1 – 2% of Workforce)

Executive

Leadership

Management

Operational Staff

Global & Business

Talent Development

Critical Skills

Retention

Programme

Top Management

Succession

Young Talent

(Rising Stars)

Executive

Leadership

Succession

Key HR enablers (systems)…

1

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Key HR enablers (systems)…

Talent Management Model

High School/
Technical College
(Career Guidance &
Education)
University
University
of
Technology
Graduate
Internship
Learnerships
Permanent
Appointment
International
Post
Graduate
Programs
Talent
Management
Segmentation
For Career
Development
Local
Talent
Pool
International
Talent
Pool

Young talent development

We develop Young ICT Leaders who:

               Have a Global Perspective

        Have the ability to Explore Telkom’s Future Business Opportunities

               Can contribute to Company Performance

      Pursue a Customer Centric Corporate Culture

      Are able to energise employees to full engagement

      Can build Telkom’s emerging and strategic competencies

      Understands the need to change

      Understands stakeholder interfaces

Key HR enablers (systems)…

Employees
Culture
Leadership
Organization
Performance and Productivity
Transformation

Employee
Engagement &
Employer of Choice

Build employee
competencies and
enhance leadership
capability

Customer

Centricity

The people through
which Customer
Service is delivered

The way in which both top
management and frontline
leadership create an environment
within which employees deliver
Customer Service

The shared
purpose of all
Telkom employees
towards Customer
Service

The way the
Company is
structured to
deliver Customer
Service

Facilitating a Customer Centric Corporate Culture

Transformation: Key enablers

Introduce a Company-wide Customer Centric Corporate Culture

Focus on customer-facing staff

Review organisation and work design to support and enable
customer centricity

Align Reward and Recognition programme to Customer Centricity

Re-profile customer facing staff

In conclusion

We are focusing on:

Improving our employee engagement and becoming an
employer of choice

Improving our Performance and Productivity

Building our employee competencies and enhancing our
leadership capabilities

Transformation towards a Customer Centric Corporate Culture

Fuel for growth through
cost management
Kaushik Patel

Kaushik Patel

Chief Financial Officer

Cost management strategy

Operating expenditure excluding commitments increases below inflation

This is to be achieved through a number of initiatives:

Identify non-core services with the aim of streamlining or outsourcing to eliminate inefficiencies

Implementing a capital investment plan to ensure satisfactory returns are achieved on the planned capex spend

Reducing supply chain costs by lowering inventory and identifying opportunities for procurement savings and waste reduction

Entrench a culture of cost savings

Operating expenses

Increased OPEX to ensure long-term sustainability &
position Telkom for growth

Initially due to the implementation of customer centricity
strategy

Acceleration of NGN requiring simultaneous maintenance
of legacy during phasing out

Increased support/maintenance for legacy network to
improve reliability and resilience

Employee expenses

Employee expenses will be impacted by:

Telkom Conditional Share Plan

Dual network

Contractual arrangements for NGN

Selling, general and admin expenses

Implementation of customer centricity strategy with improved
MTTI/MTTR and improved OSS and call centre responses

Acceleration of NGN requiring simultaneous maintenance of legacy during phasing out

Increased support/maintenance for legacy network to improve reliability and resilience

Increased marketing expenses

Operating expenses

Services rendered

Property optimisation, management initiatives to renegotiate savings on major contracts and sale of under utilised properties will decrease expenses

Payments to other operators

Relative to revenue

Operating leases

Higher initial expenses due to rebranding of fleet, higher vehicle utilisation and cost, compliance to accounting standards

Building leases impacted by premises utilisation moving from leased to owned premises

Operating expenses

Capital expenditure

Capex of R30 billion over 5 years. 50% of capex on NGN and customer centricity (mainly NGN)

Expected to deliver satisfactory returns

Returns are derived from revenue improvement, cost reductions, savings and protection benefits

Level of investment target : 18-22% capex to  revenue

Capital plan supports improvement of current service levels with additional capital being planned for

Current Service levels and growth of the network and customers

Legacy networks improvement, resilience and reliability

NGN, accelerating the transformation of the network

Customer centricity, refocusing on our customers

Regulatory and legal compliance

Outlook

Employee expenses to revenue:            20% – 22%

EBITDA margin:                                                                         37% – 40%

Capex to revenue:                                                              18% – 22%

Debt to equity ratio:                                                           50% – 70%